26 November 2001
Number: 32/01

        BHP Billiton Announces Closure of Palmiet Ferrochrome

The BHP Billiton Group (BHP Billiton) today announced the closure of the Palmiet Ferrochrome operation, located in Krugersdorp South Africa, effective immediately. Palmiet is operated by Samancor Chrome, which is 60 per cent owned by BHP Billiton and 40 per cent owned by Anglo American.

Palmiet is a three-furnace operation with a total installed ferrochrome capacity of 110,000 tons per annum. Today's announcement follows the closure of the plant's two submerged arc furnaces (combined installed ferrochrome capacity of 60,000 tons per annum) in September 2000 as a result of decreased global demand for ferrochrome and associated low ferrochrome prices.

The remaining DC arc furnace was retained to service key customers with specialty products and to continue to develop the DC technology.
However, the economies of scale for a single furnace operation have proven unviable, despite significant restructuring and improvements at the plant.

Due to the availability of other specialist technology elsewhere within BHP Billiton, the production and delivery of these specialty products currently being produced at Palmiet will be continued from the Group's other furnaces.

Samancor Chrome Chief Executive Chris Pointon said: "A team has been tasked with the closure of the site and has put in place initiatives to minimise the impact on employees.

"Consultation is currently underway with the 88 employees whose jobs are affected by the closure of Palmiet, and we will continue to service the company's customer base from our other furnaces.

Our technological capability will enable us continue to meet customers' needs for speciality products," he said.

Samancor has indicated previously that ferrochrome prices are likely to remain at relatively low levels for the foreseeable future, given the amount of new and idled capacity in South Africa, including its own idled furnaces.


Further information can be found on our Internet site:
http://www.bhpbilliton.com

Australia
Dr Robert Porter, Investor Relations
Tel:  +61 3 9609 3540
Mobile: +61 419 587 456
Email:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:  +61 3 9609 4157
Mobile: +61 419 546 245
Email:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:  +1 713 961 8625
Mobile: +1 713 480 3699
Email:Francis.R.McAllister@bhpbilliton.com

United Kingdom/South Africa
Michael Campbell, Investor & Media Relations
Tel:  +27 11 376 3360
Mobile: +27 82 458 2587
Email:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:  +44 20 7747 3977
Mobile: +44 7881 518 715
Email:Ariane.Gentil@bhpbilliton.com


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